-------------------------------
                                                         OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:        3235-0145
                                                 Expires:       August 31, 1999
                                                 Estimated average burden
                                                 hours per response........14.90
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1 )*
                                              --

                             Carrizo Oil & Gas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   144577103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND LESS LTHE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
-------                                                     ---------


--------------------------------------------------------------------------------

    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            J.P. Morgan Partners (23A SBIC), LLC (formerly known as C.B. Capital Investors, LLC) 13-3986302
           .....................................................................
--------------------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  ................................................................

           (b)  ................................................................
--------------------------------------------------------------------------------
    3.     SEC Use Only  .......................................................
--------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
                      5.  Sole Voting Power      5,117,243 (includes Warrant to
                                                 purchase 2,208,151)
                                                 ...............................
  Number of Shares    ----------------------------------------------------------
  Beneficially Owned  6.  Shared Voting Power    ..............................
  by Each Reporting   ----------------------------------------------------------
  Person With:        7.  Sole Dispositive Power 5,117,243 (includes Warrant to
                                                 purchase 2,208,151)
                                                 ...............................
                      ----------------------------------------------------------
                      8.  Shared Dispositive Power
                                                  ..............................
--------------------------- ----------------------------------------------------
 9.         Aggregate Amount Beneficially Owned by Each Reporting Person
                              5,117,243 (includes Warrant to purchase 2,208,151)
                              ..................................................
 10.        Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  ................................................
 11.        Percent of Class Represented by Amount in Row (9)   31.5%
                                                                ................
--------------------------------------------------------------------------------
 12.       Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
LLC
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------









                               Page 2 of 12 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
-------                                                     ---------


PRELIMINARY  NOTE:  The  information  contained  in this  Schedule  13G has been
----------------
amended to reflect a change in the name and controlling persons of the Reporting Person.

ITEM 1.

(a)      NAME OF ISSUER:
         ---------------
         Carrizo Oil & Gas, Inc.

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         ------------------------------------------------
         14811 St Mary's Lane
         Suite 148
         Houston, TX  77079

ITEM 2.

(a)      NAME OF PERSON FILING:
         ----------------------

         J.P. Morgan Partners (23A SBIC), LLC

         Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
         ------------------------------------------------------------

         1221 Avenue of the Americas
         New York, New York  10020

(c)      CITIZENSHIP:
         ------------

         Delaware

(d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):
         -----------------------------------------

         Common Stock

(e)      CUSIP NUMBER:
         -------------

         144577103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable.

ITEM 4.  OWNERSHIP

(a)      AMOUNT BENEFICIALLY OWNED:
         --------------------------

         5,117,243 (includes Warrant to purchase 2,208,151)


                               Page 3 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
-------                                                     ---------


(b)      PERCENT OF CLASS:
         -----------------

         31.5% (as of December 31, 2000)

(c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
         ---------------------------------------------

         (i)   5,117,243 (includes Warrant to purchase 2,208,151)
         (ii)  Not applicable.
         (iii) 5,117,243 (includes Warrant to purchase 2,208,151)
         (iv)  Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH  ACQUIRED THE
           SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10. CERTIFICATION

           Not applicable




                               Page 4 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
-------                                                     ---------


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                              J.P. MORGAN PARTNERS (23A SBIC), LLC

                              By:  J.P. Morgan Partners (23A SBIC Manager), Inc.
                                      its Managing Member


                              By: /s/ JEFFREY C. WALKER
                                  ----------------------------------------------
                                  Name:  Jeffrey C. Walker
                                  Title: Managing General Partner














                               Page 5 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
-------                                                     ---------

                                  EXHIBIT 2(a)
                                  ------------

ITEM 2.  IDENTITY AND BACKGROUND.
---------------------------------

      This statement is being filed by J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

      JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

      Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.









                               Page 6 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
-------                                                     ---------


                                                                      SCHEDULE A
                                                                      ----------

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.
                  ---------------------------------------------

                              EXECUTIVE OFFICERS(1)
                               -------------------

President                                 Jeffrey C. Walker*
Executive Vice President                  Mitchell J. Blutt, M.D.*
Executive Vice President                  Arnold L. Chavkin*
Executive Vice President                  John M.B. O'Connor*
Managing Director                         John R. Baron*
Managing Director                         Christopher C. Behrens*
Managing Director                         David S. Britts*
Managing Director                         Rodney A. Ferguson*
Managing Director                         David Gilbert*
Managing Director                         Evan Graf*
Managing Director                         Eric A. Green*
Managing Director                         Michael R. Hannon*
Managing Director                         Donald J. Hofmann, Jr.*
Managing Director                         W. Brett Ingersoll*
Managing Director                         Alfredo Irigoin*
Managing Director                         Andrew Kahn*
Managing Director                         Jonathan R. Lynch*
Managing Director                         Jonathan Meggs*
Managing Director                         Thomas G. Mendell*
Managing Director                         Stephen P. Murray*
Managing Director                         Joao Neiva de Figueiredo, Ph.D.*
Managing Director                         Timothy Purcell*
Managing Director                         Thomas Quinn*
Managing Director                         Peter Reilly*
Managing Director                         Robert R. Ruggiero, Jr.*
Managing Director                         Susan L. Segal*
Managing Director                         Shahan D. Soghikian*
Managing Director                         Georg Stratenwerth*
Managing Director                         Lindsay Stuart*
Managing Director                         Patrick J. Sullivan*
Managing Director                         Kelly Shackelford*
Managing Director                         Charles R. Walker*
Managing Director                         Timothy J. Walsh*
Managing Director                         Richard D. Waters, Jr.*
Managing Director                         Damion E. Wicker, M.D.*
Managing Director                         Eric R. Wilkinson*
Senior Vice President                     Marcia Bateson*
Vice President and Treasurer              Elisa R. Stein*
 Secretary                                Anthony J. Horan**
Assistant Secretary                       Robert C. Caroll**
Assistant Secretary                       Denise G. Connors**


---------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

 * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 7 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
-------                                                     ---------




                                  DIRECTORS(1)
                                  ---------

                               Jeffrey C. Walker*
















-----------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

 * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 8 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
-------                                                     ---------


                                                                      SCHEDULE B
                                                                      ----------


                            THE CHASE MANHATTAN BANK
                            ------------------------

                              EXECUTIVE OFFICERS(1)
                              -------------------


     Chairman of the Board                            Douglas A. Warner, III*
     President and Chief Executive Officer            William B. Harrison Jr. *
     Vice Chairman                                    Geoffrey T. Boisi*
     Vice Chairman                                    David A. Coulter*
     Managing Director                                Ramon de Oliveira*
     Director of Human Resources                      John J. Farrell*
     Vice Chairman                                    Walter A. Gubert*
     Managing Director                                Thomas B. Ketchum*
     Director of Corporate Marketing                  Frederick W. Hill*
       and Communications
     Vice Chairman                                    Donald H. Layton*
     Vice Chairman                                    James B. Lee Jr. *
     General Counsel                                  William H. McDavid*
     Vice Chairman                                    Marc J. Shapiro*
     Managing Partner                                 Jeffrey C. Walker**


                                  DIRECTORS(1)
                                   -----------


                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                        BUSINESS OR RESIDENCE ADDRESS
 ----                        -----------------------------
--------------------------------------------------------------------------------
 Hans W. Becherer            Chairman of the Board
                             Chief Executive Officer
                             Deere & Company
                             One John Deere Place
                             Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.       President and Chief Executive Officer
                             The Hearst Corporation
                             959 Eighth Avenue
                             New York, New York 10019
--------------------------------------------------------------------------------
 M. Anthony Burns            Chairman of the Board and
                             Chief Executive Officer
                             Ryder System, Inc.
                             3600 N.W. 82nd Avenue
                             Miami, Florida 33166
--------------------------------------------------------------------------------




-----------------------------
(1) Each of the persons named below is a citizen of the United States of America.

 * Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.



                               Page 9 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
-------                                                     ---------





                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                        BUSINESS OR RESIDENCE ADDRESS
 ----                        -----------------------------
--------------------------------------------------------------------------------
 H. Laurence Fuller          Co-Chairman
                             BP Amoco p.l.c.
                             1111 Warrenville Road, Suite 25
                             Chicago, Illinois 60563
--------------------------------------------------------------------------------
 William H. Gray, III        President and Chief Executive Officer
                             The College Fund/UNCF
                             9860 Willow Oaks Corporate Drive
                             P.O. Box 10444
                             Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.    President and Chief Executive Officer
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan            Of Counsel
                             Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue - Room 29-72
                             New York, New York 10022
--------------------------------------------------------------------------------
 John R. Stafford            Chairman, President and
                               Chief Executive Officer
                             American Home Products Corporation
                             5 Giralda Farms
                             Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Douglas A. Warner III       Chairman of the Board
                             J.P. Morgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman         Professor of Business Administration and Public
                               Policy
                             The University of Michigan
                             School of Public Policy
                             411 Lorch Hall, 611 Tappan Street
                             Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------



                               Page 10 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
-------                                                     ---------


                                                                      SCHEDULE C
                                                                      ----------

                             J.P. MORGAN CHASE & CO.
                             -----------------------

                             EXECUTIVE OFFICERS(1)
                             ---------------------

       Chairman of the Board                          Douglas A. Warner, III*
       President and Chief Executive Officer          William B. Harrison Jr. *
       Vice Chairman                                  Geoffrey T. Boisi*
       Vice Chairman                                  David A. Coulter*
       Managing Director                              Ramon de Oliveira*
       Director of Human Resources                    John J. Farrell*
       Vice Chairman                                  Walter A. Gubert*
       Managing Director                              Thomas B. Ketchum*
       Director of Corporate Marketing and            Frederick W. Hill*
          Communications
       Vice Chairman                                  Donald H. Layton*
       Vice Chairman                                  James B. Lee Jr. *
       General Counsel                                William H. McDavid*
       Vice Chairman                                  Marc J. Shapiro*
       Managing Partner                               Jeffrey C. Walker**


                                   DIRECTORS(1)
                                   -----------


                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                        BUSINESS OR RESIDENCE ADDRESS
 ----                        -----------------------------
--------------------------------------------------------------------------------
 Hans W. Becherer            Chairman of the Board
                             Chief Executive Officer
                             Deere & Company
                             One John Deere Place
                             Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel            Chairman and Chief Executive Officer
                             Bechtel Group, Inc.
                             P.O. Box 193965
                             San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.       President and Chief Executive Officer
                             The Hearst Corporation
                             959 Eighth Avenue
                             New York, New York 10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy         Chairman of the Board
                             Honeywell International
                             P.O. Box 3000
                             Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

-------------------------------
(1) Each of whom is a United States citizen.

 * Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.








                               Page 11 of 12 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
-------                                                     ---------



                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                        BUSINESS OR RESIDENCE ADDRESS
 ----                        -----------------------------
--------------------------------------------------------------------------------
M. Anthony Burns             Chairman of the Board and
                             Chief Executive Officer
                             Ryder System, Inc.
                             3600 N.W. 82nd Avenue
                             Miami, Florida 33166
--------------------------------------------------------------------------------
 H. Laurence Fuller          Co-Chairman
                             BP Amoco p.l.c.
                             1111 Warrenville Road, Suite 25
                             Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Furter              President
                             American Museum of Natural History
                             Central Park West at 79th Street
                             New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III        President and Chief Executive Officer
                             The College Fund/UNCF
                             9860 Willow Oaks Corporate Drive
                             P.O. Box 10444
                             Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.    President and Chief Executive Officer
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan            Of Counsel
                             Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue - Room 29-72
                             New York, New York 10022
--------------------------------------------------------------------------------
 Lee R. Raymond              Chairman of the Board and Chief Executive Officer
                             Exxon Mobil Corporation
                             5959 Las Colinas Boulevard
                             Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford            Chairman, President and Chief Executive Officer
                             American Home Products Corporation
                             5 Giralda Farms
                             Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Lloyd D. Ward               Former Chairman of Board and Chief Executive Office
                              of Maytag
                             13338 Lakeshore Drive
                             Clive, Iowa 50325
--------------------------------------------------------------------------------
 Douglas A. Warner III       Chairman of the Board
                             J.P. Morgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman         Professor of Business Administration and Public
                               Policy
                             The University of Michigan
                             School of Public Policy
                             411 Lorch Hall, 611 Tappan Street
                             Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


                                  Page 12 of 12